Results FY2018 & Outlook 2019 MorphoSys AG March 14, 2019 Exhibit 99.2

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Today on the Call Dr. Simon Moroney Chief Executive Officer Jens Holstein Chief Financial Officer Dr. Malte Peters Chief Development Officer Dr. Markus Enzelberger Chief Scientific Officer

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding its 2019 results of operations may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicine Agency (EMA) or any other regulatory authority (except for guselkumab/Tremfya®). This presentation includes forward-looking statements. © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Agenda Portfolio 2. Financials FY2018 3. Financial Guidance FY2019 & Outlook 4. Highlights FY2018 1. Q&A Session 5.

Highlights FY2018 © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Highlights in 2018 Maturing product pipeline and progress towards the goal of becoming a fully integrated biopharmaceutical company Advances in business development complemented by excellent financial performance Activities and investments in Proprietary Development with MOR208 being top priority Potential of our Partnered Discovery Segment highlighted by success of Janssen’s Tremfya®

Portfolio © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Proprietary Development Segment MOR106 License agreement together with partner Galapagos and Novartis Deal offers opportunity to maximize the program, also beyond atopic dermatitis MOR202, MOR210 I-Mab plans pivotal study with MOR202 in multiple myeloma in Greater China Licensing deal with I-Mab for preclinical candidate MOR210, a potential immuno-oncology asset MOR103/GSK3196165 Based on clinical data partner GSK announced plans to move forward into phase 3 in RA MOR208 Goal to achieve approval for r/r DLBCL based on BTD and maturing clinical data MorphoSys US Inc. to set up commercial capabilities Expected approval in the U.S. mid-2020, given FDA acceptance

Targeting CD19 with an Fc-Enhanced Antibody L-MIND: Lenalidomide + MOR208 in r/r DLBCL Phase 2, single-arm, open-label, multi-center study Patient Criteria Relapsed or refractory diffuse large B cell lymphoma (DLBCL) 1-3 prior regimens with at least one prior anti-CD20 therapy Patients are not eligible for HDCT and ASCT Primary refractory patients to be excluded Current status (as of June 5, 2018): Recruitment complete with 81 patients Median follow-up duration: 12 months Data are currently being analyzed Latest interim data were presented at ASH in December 2018 © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 MOR208: L-MIND (1)

Data cut-off June 5, 2018; *Differences due to rounding Data Presented at ASH, Responses in Difficult-to-Treat Patients © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 MOR208: L-MIND (2) No infusion-related reactions were reported for MOR208 Treatment-related SAEs occurred in 16 (19.8%) patients (the majority of the events were infections or neutropenic fever) A LEN dose reduction was required in 41 (50.6%) of 81 patients, 58 (72%) were able to stay on a daily dose of ≥20mg Response mPFS, months 16.2 (95% CI: 6.3-NR) mDoR, months NR (95% CI: NR-NR) 12-month DoR rate 70% (95% CI: 57%-86%) mOS, months NR (95% CI: 18.6-NR) 12-month OS rate 73% (95% CI: 63%-85%) Overall Response (%)* ORR 58% Patient Baseline Characteristics Median age: 72 years Median prior lines of therapy: 2 Median follow-up: 12 months

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 MOR208: B-MIND and COSMOS Trials B-MIND: Phase 2/3 trial of MOR208 in r/r DLBCL Study compares MOR208 + bendamustine versus rituximab + bendamustine Potential pivotal trial for Europe, may serve as confirmatory study if conditional approval based on L-MIND is granted In Q1, we implemented an amendment to the trial based on preclinical data indicating that MOR208 might be particularly active in patients characterized by the presence of a certain biomarker Interim analysis planned in H2 2019, may lead to expansion from 330 to 450 patients COSMOS: Phase 2 trial in CLL/SLL Trial investigates combination of MOR208 + idelalisib (cohort A) and MOR208 + venetoclax (cohort B) First data from cohort A were presented at EHA and first clinical data from cohort B were presented at ASH 2018 Combination with idelalisib: ORR in 9/11 patients including one complete response Combination with venetoclax: ORR in 10/13 patients, including three complete responses Frontline Development Plans Start of a phase 1b trial in frontline DLBCL later this year Depending on outcome, this will be followed by phase 2/3 trial in mid-2020

Ylanthia Antibody Developed in Atopic Dermatitis (AD) © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 MOR106: Proprietary Antibody Directed Against IL-17C Clinical development Phase 1 data presented early 2018 showed first signs of clinical activity and durable responses MOR and Galapagos started two further studies in AD in 2018 Phase 2 trial “IGUANA” in moderate to severe AD Phase 1 bridging study with subcutaneous formulation MOR & Galapagos signed a worldwide, exclusive partnership with Novartis in July 2018 (all payments shared with GLPG 50/50) Up-front: EUR 95m Milestones: up to approx. EUR 850m Royalties: tiered, low teens to low twenties All R&D, manufacturing & commercialization costs carried by Novartis Novartis is responsible for subsequent development Under the terms of the agreement, Novartis will explore the potential of MOR106 in additional indications other than AD

MOR202: Proprietary Antibody against CD38

A HuCAL Antibody with Opportunities in Cancer & Autoimmune Disease

Development in multiple Myeloma (MM)

- Final data from a phase 1/2a study in MM presented at ASH in December 2018
- Partnered with I-Mab for further development and commercialization in China, Taiwan, Hong Kong and Macao
  - Payments to MorphoSys
    - USD 20m upfront
    - Up to USD 100m milestones
    - Tiered, double digit royalties
- I-Mab submitted IND for Greater China in August
- I-Mab plans to start pivotal studies of MOR202 in MM soon

Further clinical development

- MOR plans to start a phase 2 study in an autoimmune disorder in Q3 2019



Fc receptor
Natural killer cell
Fc portion
ADCC
MOR202
ADCP
Malignant B cell
CD38
Macrophage

ADCC: Antibody-Dependent Cell-Mediated Cytotoxicity
ADCP: Antibody-Dependent Cell-Mediated Phagocytosis

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 13

Partnered Discovery Programs – Highlights

More Than 100 Programs in R&D, Thereof 24 in Clinical Development

Tremfya® – Janssen's anti-IL-23 antibody

- First marketed drug based on MorphoSys's antibody technology
- Tremfya® sales totaled USD 544m in 2018, the first full year on the market*
- Broad clinical development beyond psoriasis (psoriatic arthritis, Crohn's disease, hidradenitis suppurativa, ulcerative colitis)

Gantenerumab – Roche's antibody to treat Alzheimer's Disease

- New phase 3 program started in June in patients with prodromal and mild Alzheimer's disease
- Two phase 3 trials (GRADUATE-1 and GRADUATE-2) will enroll ~1520 patients worldwide
- Trials investigate optimized gantenerumab dosing scheme with significantly higher dose of the antibody
- Roche confirmed their commitment to the program during their earnings call at the beginning of 2019

* According to Janssen's quarterly report

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 14

Our Clinical Pipeline

29 Product Candidates in Clinical Development, One Product Launched

Most advanced development stage

Program	Partner	Target	Disease area	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (guselkumab)	Janssen	IL-23p19	Psoriasis				✓
Gantenerumab	Roche	Amyloid-ß	Alzheimer's disease				
MOR208	-	CD19	Hematological malignancies				
Anetumab ravtansine (BAY94-9343)	Bayer	Mesothelin (ADC)	Solid tumors				
BAY1093884	Bayer	TFPI	Hemophilia				
BHQ880	Novartis	DKK-1	Multiple myeloma				
Bimagrumab (BYM338)	Novartis	ActRIIB	Metabolic diseases				
CNTO6785	Janssen	-	Inflammation				
Ianalumab (VAY736)	Novartis	BAFF-R	Inflammation				
MOR103/GSK3196165	GSK	GM-CSF	Inflammation				
MOR106	Novartis/Galapagos	IL-17C	Inflammation				
MOR202	I-Mab Biopharma	CD38	Multiple myeloma				
NOV-12 (MAA868)	Anthos Therapeutics	Factor XI	Prevention of thrombosis				
Setrusumab (BPS804)	Mereo/Novartis	Sclerostin	Brittle bone syndrome				
Tesidolumab (LFG316)	Novartis	C5	Eye diseases				
Utomilumab (PF-05082566)	Pfizer	4-1BB	Cancer				
Xentuzumab (BI-836845)	BI	IGF-1	Solid tumors				
BAY2287411	Bayer	Mesothelin	Cancer				
Elgemtumab (LJM716)	Novartis	HER3	Cancer				
MOR107 (LP2-3)*	-	AT2-R	Not disclosed				
NOV-7 (CLG561)	Novartis	-	Eye diseases				
NOV-8	Novartis	-	Inflammation				
NOV-9 (LKA651)	Novartis	-	Diabetic eye diseases				
NOV-10 (PCA062)	Novartis	-	Cancer				
NOV-11	Novartis	-	Blood disorders				
NOV-13 (HKT288)	Novartis	-	Cancer				
NOV-14	Novartis	-	Asthma				
PRV-300 (CNTO3157)	ProventionBio	TLR-3	Inflammation				
Vantictumab (OMP-18R5)	OncoMed	Fzd 7	Solid tumors				

2 (Gantenerumab – MOR208)

14 (Anetumab ravtansine – Xentuzumab)

12 (BAY2287411 – Vantictumab)

Partnered Discovery Programs
Proprietary Development Programs
Out-licensed Proprietary Development Programs

* Phase 1 in healthy volunteers completed; currently in preclinical investigation

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 15

Financials FY2018 © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

* Revenues were expected to include royalty income from Tremfya® of EUR 12-17 million at constant USD currency ** Tremfya® royalty amounted to EUR 15.4 million in 2018 Revenues Slightly Above Guidance © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Financial Results FY2018 In EUR million Guidance 2018 Reported 2018 67 to 72* 76.4** 87 to 97 98.3 -55 to -65 -59.1 Group Revenues Proprietary R&D Expenses (incl. Technology Development) EBIT

* Differences due to rounding ** New item line due to application of IFRS 9 Financial Instruments since January 1, 2018, for expected twelve-months loss for financial instruments © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 FY2018: Profit or Loss Statement* In EUR million 2018 2017 Revenues 76.4 66.8 14% Cost of Sales (1.8) 0.0 n/a Research and Development Expenses (106.4) (113.3) (6%) Selling Expenses (6.4) (4.8) 33% General and Administrative Expenses (21.9) (15.7) 39% Total Operating Expenses (136.5) (133.8) 2% Other Income / Expenses 1.0 (0.6) >100% EBIT (59.1) (67.6) (13%) Finance Income 0.4 0.7 (43%) Finance Expenses (0.8) (1.9) 58% Impairment Losses on Financial Assets** (1.0) 0.0 n/a Income Tax Benefit (Expenses) 4.3 (1.0) >100% Consolidated Net Profit / (Loss) (56.2) (69.8) (19%) Net Profit / (Loss) per Share, (in EUR) (1.79) (2.41) (26%)

* Differences due to rounding © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 FY2018: Segment Reporting* Proprietary Development Partnered Discovery In EUR million In EUR million Revenues OpEx EBIT Revenues OpEx EBIT 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018 -81.3

* Differences due to rounding ** New classifications for financial instruments due to application of IFRS 9 Financial Instruments since January 1, 2018 © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 FY2018: Balance Sheet* In EUR million Dec 31, 2018 Dec 31, 2017 Assets Cash and Cash Equivalents 45.5 76.6 Available-for-sale Financial Assets** 0.0 86.5 Financial Assets classified as Loans & Receivables** 0.0 149.1 Financial Assets at Fair Value trough Profit or Loss** 44.6 0.0 Other Financial Assets at Amortized Cost** 268.9 0.0 Other Current Assets 29.9 28.5 Total Current Assets 388.9 340.7 Other Financial Assets at Amortized Cost, Net of current portion** 95.7 0.0 Other Non-current Assets 54.2 74.7 Total Non-current Assets 149.9 74.7 Total Assets 538.8 415.4 Liabilities & Stockholders’ Equity Total Current Liabilities 45.9 47.7 Total Non-current Liabilities 4.5 9.0 Total Stockholders’ Equity 488.4 358.7 Total Liabilities & Stockholders’ Equity 538.8 415.4

Financial Guidance FY2019 & Outlook © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

*Revenues are expected to include royalty income from Tremfya® ranging from EUR 23-30 million on constant USD currency © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Financial Guidance FY2019 In EUR million Reported FY2018 Guidance FY2019 76.4 43 to 50* 98.3 95 to 105 -59.1 -127 to -137 Group Revenues Proprietary R&D Expenses (incl. Technology Development) EBIT

* For development in China, Hong Kong, Taiwan, Macao ** Fully out-licensed Proprietary Portfolio: Expected Newsflow 2019 Program Expected Newsflow MOR208 L-MIND (DLBCL): Planned BLA submission by end of 2019; review expected mid-2020; Continue interactions with European authorities Commercial capabilities: Proceed build-up in the U.S. B-MIND (amended trial DLBCL): Discussions with FDA about biomarker assay expected mid-2019; pre-planned interim analysis in H2 2019 1st line DLBCL: Start of Phase 1b planned in H2 2019 COSMOS (CLL): Continue ongoing study and present data in 2019 MOR202 (I-Mab Biopharma*) MOR: Start of clinical development in an autoimmune disease mid-2019 I-Mab: Start of a pivotal study in multiple myeloma soon and later this year in systemic lupus erythematosus MOR106 (Novartis/ Galapagos**) Primary completion of Phase 2 IGUANA and Phase 1 bridging study Start of further studies in atopic dermatitis by MOR and GLPG MOR103/GSK3196165 (GSK**) Start of a phase 3 in RA by GSK expected in H2 2019 MOR107 Continue preclinical investigations with a focus on oncology © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

Partnered Pipeline: Expected Development

Clinical Phase 2 and 3 Read-outs Potentially due until end of 2019*

Phase 2		Phase 3
Anetumab ravtansine (BAY94-9343; Mesothelin) Cancer	**BAY1093884** Hemophilia A or B	**Gantenerumab (Amyloid-ß)** Mild Alzheimer's disease (open label extension)
Ianalumab (VAY736; BAFF-R) Pemphigus vulgaris**	**Ianalumab (VAY736; BAFF-R)** Idiopahic pulmonary fibrosis	**Guselkumab (IL-23p19)** Moderate to severe plaque psoriasis (POLARIS)
Ianalumab (VAY736; BAFF-R) Autoimmune hepatitis**	**Bimagrumab (BYM338; ActRIIB)** Diabetes mellitus (Type 2)	**Guselkumab (IL-23p19)** Moderate to severe plaque psoriasis
Utomilumab (PF-05082566; 4-1BB) Cancer	**Setrusumab (BSP804; Sclerostin)** Osteogenesis imperfecta (Type I, III, IV)	**Guselkumab (IL-23p19)** Pustular or erythrodermic psoriasis
Xentuzumab (BI-836845; IGF-1) Breast cancer	**Xentuzumab (BI-836845; IGF-1)** Prostate cancer (+ enzalutamide)	**Guselkumab (IL-23p19)** Psoriatic arthritis (Discover-1)

* According to clinicaltrials.gov as of March 12, 2019; anticipated primary completion dates through 2019, actual events could differ
** Due to the respective study design, studies might reach primary completion in 2019

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 24

Q&A © MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019

© MorphoSys AG, FY2018 & Outlook 2019 - March 14, 2019 Take Home Messages MOR208 Top priority to bring MOR208 plus lenalidomide in r/r DLBCL to approval as fast as possible MOR106 Clinical progress supported by strong partner Novartis to secure the program’s future MOR202 Continous support of our partner I-Mab and initiation of own development in autoimmune opportunity Guselkumab/Tremfya® Based on Janssen’s success in development and commercialization, could become a very large and successful drug

Corporate Communications & IR Phone   +49 (0)89 / 899 27-404 Fax   +49 (0)89 / 899 27-5404 Email   investors@morphosys.com